Exhibit (12)(b)

June 8, 2009

North Track Geneva Growth Fund

c/o North Track Funds, Inc.

200 South Wacker Drive, Suite 2000

Chicago, IL 60606

HighMark Geneva Growth Fund

c/o HighMark Funds

350 California Street, Suite 1600

San Francisco, CA 94104

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated February 17, 2009, between North Track Funds, Inc., a Maryland corporation, on behalf of one of its series, North Track Geneva Growth Fund (“Fund”), and HighMark Funds, a Massachusetts business trust, on behalf of one of its series, HighMark Geneva Growth Fund (“New Fund”). The Agreement describes a proposed reorganization (the “Reorganization”) that will occur as of the date of this letter (the “Closing Date”), pursuant to which New Fund will acquire substantially all of the assets of Fund in exchange for shares of beneficial interest in New Fund (“New Fund Shares”) and the assumption by New Fund of the Identified Liabilities of Fund, following which the New Fund Shares received by Fund will be distributed by Fund to its shareholders in liquidation and termination of Fund. This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Section 8.6 of the Agreement. Capitalized terms not defined in this opinion are used in this opinion as defined in the Agreement.

Fund is a series of North Track Funds, Inc., which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. Shares of Fund are redeemable at net asset value at each shareholder’s option. Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”). New Fund is a series of HighMark Funds, which is registered under the 1940 Act as an open-end management investment company. Once issued, shares of New Fund will be redeemable at net asset value at each shareholder’s option. New Fund will elect to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

For purposes of this opinion, we have considered the Agreement, the Prospectus/Proxy Statement filed March 26, 2009, and such other items as we have deemed necessary to render this opinion. In addition, each of (a) North Track Funds, Inc. on behalf of Fund and (b) HighMark Funds on behalf of New Fund has provided us with letters dated June 8, 2009 (the "Representation Letters") representing as to certain facts, occurrences and information upon which each of the respective entities above has indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete; and (iii) any representation made in any of the documents referred to herein “to the knowledge” (or similar qualification) of any person or party is true without regard to such qualification.

Based on the Representation Letters and customary assumptions, and our review of the documents and items referred to above, we are of the opinion that generally, subject to the final paragraphs hereof, for U.S. federal income tax purposes:

1.

The Reorganization will constitute a reorganization within the meaning of Section 368(a) of the Code, and New Fund and Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

2.

Under Section 1032 of the Code, no gain or loss will be recognized by New Fund upon the receipt of the assets transferred to New Fund pursuant to the Agreement in exchange for New Fund Shares and the assumption by New Fund of the liabilities of Fund;

3.

Under Section 362(b) of the Code, New Fund’s tax basis in the assets that Fund transfers to New Fund will be the same as the tax basis of such assets in the hands of Fund immediately prior to the transfer;

4.

Under Section 1223(2) of the Code, New Fund’s holding periods in the assets it receives from Fund pursuant to the Agreement will include the period during which such assets were held by Fund;

5.

Under Section 361 of the Code, no gain or loss will be recognized by Fund upon the transfer of its assets to New Fund in exchange for New Fund Shares and the assumption by New Fund of the Identified Liabilities of Fund, or upon the distribution of New Fund Shares by Fund to its shareholders in liquidation;

6.

Under Section 354 of the Code, no gain or loss will be recognized by Fund shareholders upon the exchange of their Fund shares for New Fund Shares;

7.

Under Section 358 of the Code, the aggregate tax basis of the New Fund Shares that a Fund shareholder receives in exchange for Fund shares will be the same as the aggregate tax basis of the Fund shares exchanged therefor;

8.

Under Section 1223(1) of the Code, a Fund shareholder’s holding period for the New Fund Shares received pursuant to the Agreement will be determined by including the shareholder’s holding period for the Fund shares exchanged for those New Fund Shares, provided however that the shareholder held the shares in Fund as capital assets; and

9.

New Fund will succeed to and take into account the items of Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383, and 384 of the Code and the regulations under the Code.

We express no view with respect to the effect of the Reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or on the termination thereof or (ii) upon the transfer of such asset without reference to whether such a termination or transfer would otherwise be a taxable transaction.

Our opinion is based on the Code, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references therein to us. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP